EXHIBIT 99.1

Fury Advances Metallurgical Testwork Program at the Eau Claire Gold Project in Quebec

TORONTO, May 19, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce it has commenced additional metallurgical testwork, to advance the Company’s 100% held Eau Claire gold project (“Eau Claire” or the “Project”) further towards feasibility.

Fury has engaged SGS Canada Inc. (SGS) to conduct a comprehensive metallurgical testwork program in support of Eau Claire feasibility work following on previous testwork referred to in the Project’s Preliminary Economic Assessment (PEA) (see news release dated September 2, 2025). The program will support feasibility and development planning for the Project, located in the Eeyou-Istchee/James Bay region of Quebec.

The program, which will have an approximate duration of three months, is being carried out to better understand the characteristics of the ore, which will allow Fury the option to build a mill or have the ore toll milled. Testwork will complement the initial metallurgical program completed for the PEA, with the objective of demonstrating repeatability of performance and providing missing information that is required at the pre feasibility level. The program is expected to provide the data required to:

  Optimize ore processing: Determine comminution parameters (including grinding work index), evaluate grind size, and assess beneficiation flowsheets (gravity, flotation, and leaching) to maximize gold recovery.
  Support tailings management: Characterize tailings with respect to environmental performance, solid-liquid separation, rheology, and paste backfill suitability.
  Confirm environmental compliance: Conduct detailed environmental testing to support adherence to applicable regulatory requirements.

Results will also provide a strong foundation for developing a complete process flowsheet supported by detailed design criteria, enabling completion of mass and water balances as well as equipment sizing required for process plant layout and design.

“This metallurgical program will play an important role in our feasibility work, as we continue to advance the Eau Claire project towards a pathway to production. By focusing on optimizing ore processing and confirming a robust process flowsheet, we continue to enhance project economics and demonstrate the strong value opportunity for investors,” commented Tim Clark, CEO of Fury.

About SGS

SGS is the world’s leading Testing, Inspection and Certification company. SGS operates a network of over 2,500 laboratories and business facilities across 115 countries, supported by a team of over 100,000 dedicated professionals. SGS’ extensive services help to minimize risk, improve decision making and stakeholder engagement throughout the entire mining value chain includes commercial and on-site analytical solutions, metallurgy and consulting, process design and engineering, trade support and sustainability services.

Mario Corchesne, P.Eng. the Company’s VP Project Development, is the Qualified Person who has approved the contents of this news release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company advancing the Eau Claire gold project towards development, which holds a 5.8% equity position in Contango Silver and Gold Inc. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining.

For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, Investor Relations
Tel: Email: Website:	(844) 601-0841 info@furygoldmines.com www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s ongoing exploration program at the Eau Claire project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2025 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.